UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-33519

PUBLIC STORAGE OPERATING COMPANY

(Exact name of registrant as specified in its charter)

701 Western Avenue

Glendale, CA 91201

(818) 244-8080

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, $0.10 par value

Depositary Shares Each Representing 1/1,000 of a 5.150% Cum Pref Share, Series F, $0.01 par value

Depositary Shares Each Representing 1/1,000 of a 5.050% Cum Pref Share, Series G, $0.01 par value

Depositary Shares Each Representing 1/1,000 of a 5.600% Cum Pref Share, Series H, $0.01 par value

Depositary Shares Each Representing 1/1,000 of a 4.875% Cum Pref Share, Series I, $0.01 par value

Depositary Shares Each Representing 1/1,000 of a 4.700% Cum Pref Share, Series J, $0.01 par value

Depositary Shares Each Representing 1/1,000 of a 4.750% Cum Pref Share, Series K, $0.01 par value

Depositary Shares Each Representing 1/1,000 of a 4.625% Cum Pref Share, Series L, $0.01 par value

Depositary Shares Each Representing 1/1,000 of a 4.125% Cum Pref Share, Series M, $0.01 par value

Depositary Shares Each Representing 1/1,000 of a 3.875% Cum Pref Share, Series N, $0.01 par value

Depositary Shares Each Representing 1/1,000 of a 3.900% Cum Pref Share, Series O, $0.01 par value

Depositary Shares Each Representing 1/1,000 of a 4.000% Cum Pref Share, Series P, $0.01 par value

Depositary Shares Each Representing 1/1,000 of a 3.950% Cum Pref Share, Series Q, $0.01 par value

Depositary Shares Each Representing 1/1,000 of a 4.000% Cum Pref Share, Series R, $0.01 par value

Depositary Shares Each Representing 1/1,000 of a 4.100% Cum Pref Share, Series S, $0.01 par value 0.875% Senior Notes due 2032 0.500% Senior Notes due 2030

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*

As previously disclosed, on August 2, 2023, the entity then known as Public Storage, a Maryland real estate investment trust (the “Predecessor”), announced that it intended to implement a corporate reorganization (the “Reorganization”) into a new holding company structure commonly referred to as an Umbrella Partnership Real Estate Investment Trust, or UPREIT. Also on August 2, 2023, in connection with the Reorganization, the Predecessor entered into an Agreement and Plan of Merger (the “Merger Agreement”) with New PSA, a Maryland real estate investment trust (“New PSA”), which was at that time a wholly-owned subsidiary of the Predecessor, and PSA Merger Sub, a Maryland real estate investment trust (“Merger Sub”), which was at that time an indirectly wholly-owned subsidiary of New PSA. Effective as of 12:01 a.m., New York time, on August 14, 2023, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Predecessor, with the Predecessor continuing as the surviving entity and an indirectly wholly-owned subsidiary of New PSA (the “Merger”). The Merger, which was approved by the Predecessor’s board of directors on August 2, 2023, was conducted in accordance with Section 3-106.2 of the Maryland General Corporation Law and 8-501.1(c)(6) of the Maryland REIT Law.

At the effective time of the Merger, (a) the separate existence of Merger Sub ceased and (b) each share of beneficial interest of the Predecessor issued and outstanding immediately prior to the Merger was converted on a one-for-one basis into an equivalent issued and outstanding share of beneficial interest of New PSA. On August 14, 2023, the Predecessor changed its name to Public Storage Operating Company, and New PSA changed its name to Public Storage, the former name of the Predecessor, and became the successor issuer to the Predecessor pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934, Public Storage Operating Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 15, 2023	By:	/s/ Nathaniel A. Vitan
	Name:	Nathaniel A. Vitan
	Title:	Senior Vice President, Chief Legal Officer and Corporate Secretary